January 6, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ooma, Inc.

Registration Statement on Form S-3

Filed December 23, 2019

File No. 333-235673

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, Ooma, Inc., a Delaware corporation (the “Registrant”), hereby requests that the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be declared effective at 4:00 p.m., New York City time, on January 8, 2020 or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Orrick, Herrington & Sutcliffe LLP, by calling Andy Thorpe at (415) 773-5970.

Thank you for your assistance in this matter.

Kind regards,

Ooma, Inc.

By:	/s/ Jenny Yeh
Jenny C. Yeh Vice President and General Counsel

CC: Bernard Nolan, Attorney-Adviser

650 566 6600

525 Almanor Ave, Suite 200

Sunnyvale, CA 94085

ooma.com